Investor Relations
Mr. Wayne Musselman
Director
SAND Technology Inc.
514-939-3477

SAND Technology Announces Results for Fiscal Year 2012

Montreal, Canada - November 28, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB) today reported a net income for the year ended July 31, 2012 of $2,803,697 on revenues of $2,500,228. Net income for the year includes a gain of $8,571,967 on the sale of the Company’s SAP Information Lifecycle Management (ILM) Product Line to Informatica Corporation realized in the first quarter of fiscal 2012.

During the year ended July 31, 2011 the Company incurred a net loss of $2,206,992 on revenues of $4,633,693.

The Company reported an operating loss, before foreign exchange, interest and earnings from discontinued operations, for the year ended July 31, 2012 of $5,349,862 compared with an operating loss, before foreign exchange, interest and earnings from discontinued operations of $3,290,333 for the year ended July 31, 2011.

For the three months ended July 31, 2012, the Company reported a net loss of $1,344,685 on revenues of $312,499 compared to net loss of $876,302 on revenues of $532,540 for the three months ended July 31, 2011.

The Company reported an operating loss, before foreign exchange, interest, earnings from discontinued operations and gain on sale of discontinued operations of $1,586,265 for the three months ended July 31, 2012 compared with an operating loss, before foreign exchange, interest and earnings from discontinued operations of $1,620,755 for the three months ended July 31, 2011.

All figures are in Canadian dollars.

As previously announced, the Company’s board of directors has taken steps to reduce the Company’s current cost of operations as it continues to evaluate its strategic options, with the objective of maximizing value for shareholders. There can be no assurance, however, that the strategic review will result in any specific transaction.

About SAND Technology

SAND revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting. SAND Technology has offices in the United States, Canada, UK and Germany and can be reached online at www.sand.com.

SAND Technology, SAND CDBMS, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

www.sand.com

Caution Concerning Forward Looking Statements

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward looking information” under Canadian securities legislation (collectively, “forward looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The consolidated financial statements of the Company for the year ended July 31, 2012 and 2011 and the notes thereto are presented in accordance with International Financial Reporting Standards ("IFRS").

The following financial information is expressed in Canadian dollars and is derived from the consolidated financial statements which have been audited by the Company’s independent auditors, Raymond Chabot Grant Thornton L.L.P., for the fiscal years ended July 31, 2012, July 31, 2011. The following financial information should be read in conjunction with the consolidated financial statements of the Company and notes thereto and the information included in the Annual Report of the Company.

www.sand.com

Results of Operations

	Year Ended July 31,
Results of Operations	2012	2011

Revenue	$2,500,228	$4,633,693
Cost of sales and product support	1,099,741	1,092,995
Gross profit	1,400,487	3,540,698
Operating expenses
Research and development costs, net	1,441,537	1,223,963
Selling, general and administrative	5,308,812	5,607,068
	6,750,349	6,831,031
Operating loss	(5,349,862)	(3,290,333)
Net finance expense	698,068	370,023
Loss from continuing operations	(6,047,930)	(3,660,356)
Gain on sale of discontinued operations	8,571,967	-
Earnings from discontinued operations, net of tax	279,660	1,453,364
Net income (loss) and comprehensive income (loss)	$2,803,697	$(2,206,992)
Basic income (loss) per share	$0.14	$(0.13)
Basic weighted average number of common shares	19,466,896	17,048,978

	As at July 31,
Financial Position	2012	2011	2010
Cash	$811,655	$810,745	$579,270
Working Capital (deficiency)	97,140	(1,248,354)	(982,935)
Total assets	3,212,678	2,215,227	2,117,443
Total liabilities	3,148,647	5,579,561	5,110,046
Shareholders' equity (deficiency)	64,031	(3,364,334)	(2,992,603)

www.sand.com